UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

2Q25 — FPSO Alexandre de Gusmão 1st oil in May 2025 Production and Sales Report 2Q25 I 2 DISCLAIMER Table of contents Highlights 2Q25 4 Our Operating Results 7 Exploration and Production 7 Refining, Transportation & Marketing 9 Gas and Low Carbon Energies 12 Atmospheric Emissions 14 Exhibits 16 EXHIBIT I - CONSOLIDATED SALES VOLUME 16 EXHIBIT II - NET IMPORTS AND EXPORTS 17 EXHIBIT III - OIL EXPORTS 18 EXHIBIT IV - OIL PRODUCTS EXPORTS 18 Glossary 19 Production and Sales Report 2Q25 I 3 DISCLAIMER Disclaimer This report may contain forward-looking statements about future events. Such forecasts reflect only the expectations of the company's management about future economic conditions, as well as the company's industry, performance and financial results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should", as well as other similar terms, are intended to identify such forecasts, which, of course, involve risks and uncertainties foreseen or not foreseen by the company and, consequently, are not guarantees of the company's future results. Therefore, future results of the company's operations may differ from current expectations, and the reader should not rely solely on the information contained herein. The company undertakes no obligation to update the presentations and forecasts in the light of new information or future developments. The figures reported for 3Q25 onwards are estimates or targets. The operating data contained in this report has not been audited by the independent auditor. Production and Sales Report 2Q25 I 4 HIGHLIGHTS 2Q25 Highlights 2Q25 Average production of oil, NGL and natural gas was 2.91 MMboed in 2Q25, 5.0% higher than 1Q25. This performance was mainly due to the ramp-up of FPSOs Almirante Tamandaré, in Búzios field, Maria Quitéria, in Jubarte field, Anita Garibaldi and Anna Nery, in Marlim and Voador fields, to Marechal Duque de Caxias reaching full capacity and the production start-up of FPSO Alexandre de Gusmão, both in Mero field. On the other hand, we had higher losses due to stoppages and maintenance, besides the natural decline in production. This quarter, we had the start-up of 14 new producing wells, 7 in Campos Basin and 7 in Santos Basin. The FPSO Alexandre de Gusmão (photo), the fifth platform in the Mero field, located in the Santos Basin, began its operations on May 24, ahead of the date scheduled in the current business plan, marking another significant milestone for production in the Brazilian pre-salt. Gas injection has also begun, with the start-up of the first injection well on June 25, 32 days after the unit operation start-up. The platform has the capacity to produce 180,000 barrels of oil per day, besides compressing and re-injecting 12 million m³ of gas per day. FPSO Marechal Duque de Caxias, whose production start-up was on October 30, 2024, in Mero field, reached its peak production of 180,000 barrels of oil per day on May 19 with just four producing wells. Altogether, the platform will have 15 wells, 8 producers and 7 water and gas injection wells. 2,156 2,214 2,320 508 526 558 34 31 31 2Q24 1Q25 2Q25 Total Own Production Mboed Oil Gas Oil and Gas - abroad 2,699 2,771 2,909 Production and Sales Report 2Q25 I 5 HIGHLIGHTS 2Q25 Platform P-78 left the shipyard in Singapore on July 13 and it is in transit to Brazil. It is scheduled to start-up production in the second semester. An FPSO (Floating, Production, Storage, and Offloading oil production system), the platform is the seventh unit to be installed in Búzios field, in Santos Basin pre-salt, and will be towed to the location with crew already on board, which will allow the production start-up to be anticipated by roughly two weeks. Its production capacity will be 180,000 barrels of oil per day, in addition to compressing up to 7.2 million m³ of gas per day. This quarter we achieved some production records, among which we highlight: • Total operated production in 2Q25: 4.19 MMboed (previous record of 4.05 MMboed in 4Q23) • Total own pre-salt production in 2Q25: 2.39 MMboed (previous record of 2.33 MMboed in 4Q23) • The platforms in Mero field surpassed the operated production mark of 600,000 bpd of oil on July 6th REPLAN's new HDT (photo) is another important milestone for Petrobras. With the start-up of this unit on May 27, Paulínia Refinery increased its production capacity for S-10 diesel by up to 63 mbpd and jet fuel by up to 21 mbpd. This expansion contributes to the phase-out of S-500 diesel, enabling the full conversion of REPLAN's diesel production to S-10. In addition, the conversion improves the facility's energy efficiency and reduces emissions of sulphur compounds (SOx) by the fleet. In the Refining, Transportation and Marketing segment, sales of oil products on the domestic market in 2Q25 were 1% higher than 1Q25, and higher sales of LPG, gasoline and naphtha were the highlights. Production of oil products in 2Q25 was 1,730 mbpd, 1.4% higher than the volume produced in 1Q25, mainly due to diesel production of 680 mbpd, 2.4% higher than 1Q25. REVAP set a quarterly record for S-10 diesel production in 2Q25, with 44 mbpd, and REPAR set a record for gasoline production in the first half of 2025, averaging 65 mbpd. Production and Sales Report 2Q25 I 6 HIGHLIGHTS 2Q25 We kept a high yield in the production of middle distillates (diesel and jet fuel) and gasoline, which accounted for 68% of the total volume of oil products in 2Q25, despite major scheduled shutdowns at REPLAN and REFAP. We emphasize that scheduled shutdowns guarantee the integrity of the equipment and safety of people, increase efficiency and profitability and facilitate the implementation of new projects. We set a new record for pre-salt oil processing in 1H25, of 72%, outperforming the previous one of 68% in 1H24. The significant share of pre-salt oils in the refinery throughput once again demonstrates our commitment to generate higher value-added oil products and reduce atmospheric emissions, characteristics of these oils. Through Petrobras Singapore, we partnered with Vale to supply the bulk carrier Luise Oldendorff (photo) with Very Low Sulfur (VLS) B24 marine fuel, consisting of 24% of second-generation biodiesel (UCOME), produced from used cooking oil, and 76% of fossil fuel oil from Petrobras refineries. Petrobras Singapore has ISCC EU certification, which ensures that the product meets strict sustainability criteria throughout the biofuel supply chain. The biobunker test, carried out in April, advances the strategic partnership between Petrobras and Vale, wich aims to supply of products focused on competitiveness and advance the decarbonization agenda. "In the search for a just and safe energy transition in the country, we are reconciling our focus on oil and gas with the search for portfolio diversification in low-carbon businesses. Investments in products that create profitability and environmental benefits for society are fundamental for Petrobras." Claudio Schlosser, chief Logistics, Commercialization and Markets Officer Production and Sales Report 2Q25 I 7 OPERATION RESULTS Our Operating Results Exploration and Production Variation (%) 2Q25 1Q25 2Q24 1H25 1H24 2Q25 X 1Q25 2Q25 X 2Q24 1H25 X 1H24 Crude oil, NGL and natural gas production - Brazil (Mboed) 2,879 2,740 2,664 2,810 2,703 5.1 8.1 4.0 Crude oil and NGLs (Mbpd) 2,320 2,214 2,156 2,267 2,196 4.8 7.6 3.2 Onshore and Shallow water 35 36 35 35 35 − − 2.9 Post-salt - deep and ultra deep 311 326 306 318 325 (4.6) 1.6 (2.2) Pre-salt 1,974 1,853 1,815 1,913 1,836 6.5 8.8 4.2 Natural gas (Mboed) 559 526 508 542 507 6.3 10.0 6.9 Crude oil, NGL and natural gas production - Abroad (Mboed) 31 31 34 31 34 − (8.8) (8.8) Total production (Mboed) 2,909 2,771 2,699 2,841 2,737 5.0 7.8 3.8 Total commercial production (Mboed) 2,546 2,416 2,356 2,481 2,392 5.4 8.1 3.7 Total operated production (Mboed) 4,189 3,978 3,737 4,084 3,796 5.3 12.1 7.6 Oil production in the pre-salt in 2Q25 was 1,974 Mbpd, 6.5% higher than in the previous quarter, mainly due to the ramp-up of the FPSOs Almirante Tamandaré in the Búzios field, Maria Quitéria in the Jubarte field, to the production peak of FPSO Marechal Duque de Caxias, as well as the production start-up of FPSO Alexandre de Gusmão, both in Mero field. Additionally, the efficient management of the operating fields, exemplified by the Tupi field, also contributed to the improved production performance, along with the start-up of 8 new wells, 7 in Santos Basin and 1 in Campos Basin. Post-salt production in the quarter was 311 Mbpd, 4.6% lower than in 1Q25, mainly due to a higher volume of losses from maintenance shutdowns and the natural decline of the fields, partially offset by the ramp-up of the FPSOs Anna Nery and Anita Garibaldi with the start-up of 4 new wells, in addition to 2 other new wells from complementary projects in the Campos Basin. Production and Sales Report 2Q25 I 8 OPERATION RESULTS Onshore and shallow water production, as well as production abroad, remained stable in 2Q25 compared to the previous quarter. "In this quarter, we achieved the production peak of FPSO Duque de Caxias (Mero 3), with 180 thousand bpd, and the start-up of FPSO Alexandre de Gusmão (Mero 4), in addition to the continued ramp-up of FPSO Almirante Tamandaré in Búzios field. Moreover, in this first half of the year, we experienced an increase in production in the Tupi field compared to the same period last year, reinforcing our commitment to the operating fields. These were the essential factors that allowed us to achieve, in 2Q25, a record operated production, exceeding 4.1 million boed. This is a reflection of the competence of our teams, the cooperation of our partners, the resilience of our projects, and the efficiency of the maintenance campaigns, which undoubtedly support the Company's future production forecast." Sylvia Anjos, chief Exploration and Production Officer Production and Sales Report 2Q25 I 9 OPERATION RESULTS Refining, Transportation & Marketing Variation (%) 2Q25 1Q25 2Q24 1H25 1H24 2Q25 X 1Q25 2Q25 X 2Q24 1H25 X 1H24 Total sales volume in the domestic market (Mbpd) 1,714 1,696 1,700 1,705 1,674 1.0 0.8 1.9 Diesel 721 734 717 727 704 (1.8) 0.6 3.3 Gasoline 404 398 392 401 389 1.5 3.1 3.1 Jet Fuel 112 115 106 113 106 (2.6) 5.7 6.6 Naphtha 71 62 70 67 68 14.5 1.4 (1.5) Fuel Oil 18 21 25 20 31 (14.3) (28.0) (35.5) Liquefied Petroleum Gas (LPG) 225 205 219 215 209 9.8 2.7 2.9 Others 163 161 171 162 167 0.6 (5.3) (3.0) Total production volume (Mbpd) 1,730 1,706 1,744 1,718 1,748 1.4 (0.8) (1.7) Diesel 680 664 702 672 701 2.4 (3.1) (4.1) Gasoline 404 421 417 412 404 (4.0) (3.1) 2.0 Jet Fuel 87 92 83 90 87 (5.4) 4.8 3.4 Naphtha 77 63 67 70 72 22.2 14.9 (2.8) Fuel Oil 198 192 180 195 193 3.1 10.0 1.0 Liquefied Petroleum Gas (LPG) 111 114 118 113 119 (2.6) (5.9) (5.0) Others 173 160 177 166 173 8.1 (2.3) (4.0) Other operating information Variation (%) Mbpd 2Q25 1Q25 2Q24 1H25 1H24 2Q25 X 1Q25 2Q25 X 2Q24 1H25 X 1H24 Reference feedstock 1,813 1,813 1,813 1,813 1,813 − − − Total distillation feedstock 1,651 1,638 1,642 1,645 1,656 0.8 0.5 (0.7) Total refining plants utilization factor (*) 91% 90% 91% 91% 91% 1.0 − − Fresh processed feedstock 1,616 1,618 1,616 1,617 1,622 (0.1) − (0.3) NGL processed feedstock 48 44 47 46 48 9.1 2.1 (4.2) Domestic crude oil as % of total processed feedstock (*) 92% 92% 91% 92% 91% − 1.0 1.0 Pre-salt crude oil as % of total processed feedstock (*) 71% 73% 69% 72% 68% (2.0) 2.0 4.0 (*) Variations in percentage points. Production and Sales Report 2Q25 I 10 OPERATION RESULTS Sales Sales of oil products in the domestic market increased by 1.0% in 2Q25 compared to the previous quarter. Gasoline sales in 2Q25 recorded growth of 1.5% compared to 1Q25, mainly due to the increase in total demand for Otto cycle fuels and a higher share of gasoline compared to ethanol between periods. Additionally, there was a 9.8% increase in sales volumes of LPG in 2Q25 compared to 1Q25, mainly due to demand seasonality, as the first quarter usually experiences higher average temperatures in the country's main consumer centers, resulting in lower energy consumption, and due to reduced industrial activity in the period. Naphtha sales in 2Q25 recorded a growth of 14.5% compared to 1Q25, due to the reduced baseline caused by the RNEST stoppage in the first quarter. However, in 2Q25, there was a 1.8% reduction in diesel sales compared to 1Q25, mainly influenced by the increase in imports by third parties, mostly originating from Russia, and the lower demand from the agricultural sector. These factors were partially offset by the higher demand seasonality in the quarter compared to the previous one. The 2.6% reduction in jet fuel sales in 2Q25 compared to 1Q25 is mainly due to seasonal effects (school holidays and festivities in the first quarter) which positively impact the aviation sector and, consequently, fuel demand. In 2Q25, fuel oil sales decreased by 14.3% compared to the previous quarter. The main factor was the reduction in demand seasonality from the maritime segment, due to the end of the cruise season. On the other hand, there was an increase in sales to the industrial segment, driven by higher demand from the pulp and paper industry. Production The refining system operated at a 91% utilization factor in 2Q25, contributing to a total production of 1,730 mbpd of oil products during this quarter — a growth of 1.4% compared to 1Q25. Notably, the total utilization factor remained above 90%, a level consistently observed in recent quarters. Diesel production in 2Q25 was 2.4% higher compared to 1Q25, in line with the total production of oil products. We highlight the quarterly record for S-10 diesel production achieved by REVAP in 2Q25, reaching 44 mbpd. Additionally, there was a 22.2% increase in naphtha production in the quarterly comparison due to the resumption of activities in the RNEST refinery. Fuel oil production was 3.1% higher in 2Q25 compared to the previous quarter due to the higher refinery utilization rate during the period. Production and Sales Report 2Q25 I 11 OPERATION RESULTS On the other hand, gasoline production in 2Q25 decreased by 4.0% compared to 1Q25, due to scheduled shutdowns of fluid catalytic cracking (FCC) units at REPLAN and REFAP. These scheduled shutdowns also contributed to the 2.6% reduction in LPG production during the quarter. Despite the decline in gasoline production during the quarter, REPAR stood out by achieving a historic production record for this oil product in 1H25, with an average of 65 mbpd. Jet fuel production in 2Q25 was 5.4% lower compared to 1Q25, following the demand seasonality reduction for this product. Highlights RTC Procurement of RNEST's Train 2: On June 16th, we signed the first contracts for the completion of the construction of Train 2 of the Abreu e Lima Refinery (RNEST) in Pernambuco. This is an important milestone for the units to start-up in 2029, enabling the refinery's installed capacity to double, increasing from the current 130 thousand barrels/day to 260 thousand barrels/day. Production of more sustainable fuels at REDUC: REDUC received final authorization from ANP for SAF production through co-processing with up to 1.2% renewable content, following the successful completion of co-processing tests using vegetable oil for the manufacturing of jet fuel, enabling the refinery to produce jet fuel with a renewable fraction in its composition. Resumption of Fertilizer Production: In June, we completed the first batch of production of Arla 32 (Automotive Liquid Reducing Agent) at Araucária Nitrogenados S.A. This product is essential for reducing emissions from diesel-fueled vehicles and contributes to environmental preservation. This production marks the initial milestone in the resumption of the fertilizer plant operations, which are expected to be fully operational in the second half of 2025. Innovation and sustainability in maritime transportation: 1. We contracted the vessel Buran, from Union Maritime, a modern HANDY 2 class ship equipped with cutting-edge technologies that help reduce energy consumption and greenhouse gas emissions. With costs equivalent to conventional vessels, the new proposal reflects our commitment to innovation, sustainability and efficient cost management. 2. We conducted a voyage optimization test with the oil tanker Aquila, employing Digital Twin technology — a virtual replica of the Aquila ship capable of dynamically adjusting its speed according to real-time meteoceanographic conditions. The pilot project resulted in fuel savings and a reduction in CO2 emissions, demonstrating Petrobras' commitment to operational efficiency and sustainability. Production and Sales Report 2Q25 I 12 OPERATION RESULTS Gas and Low Carbon Energies Variation (%) 2Q25 1Q25 2Q24 1H25 1H24 2Q25 X 1Q25 2Q25 X 2Q24 1H25 X 1H24 Natural Gas (MM m³/day) Sales volume of natural gas 43 40 44 41 46 7.5 (2.3) (10.9) Natural Gas Supply National gas delivery 34 29 29 32 30 17.2 17.2 6.7 Regasification of liquefied natural gas − 1 3 1 3 − − (66.7) Import of natural gas from Bolivia 9 11 13 10 14 (18.2) (30.8) (28.6) Power (average MW) (1) Sale of Thermal Availability at Auction 714 714 1,186 714 1,186 − (39.8) (39.8) Sale of electricity 772 606 418 689 430 27.4 84.7 60.2 (1) For the current period, the figures for the Energy segment are subject to possible changes once the final report from the Electricity Trading Chamber (CCEE) is issued. In 2Q25, natural gas sales increased 3 MM m³/day when compared to 1Q25. This growth was driven by higher demand from the non-thermoelectric and thermoelectric segments, as well as increased consumption by refining units due to the resumption of RNEST after its shutdown in 1Q25. On the demand side, the 5 MM m³/day increase in domestic gas delivery to the market resulted from higher gas availability, driven by the start-up of Rota 3 and the processing unit at Itaboraí, located in the Boaventura Energy Complex. Electric power sales in 2Q25 increased by 27,4% compared to 1Q25. This result reflects a less favorable hydrological scenario with higher thermoelectric dispatch of natural gas to preserve reservoirs levels. Production and Sales Report 2Q25 I 13 OPERATION RESULTS Expansion of the processing capacity of the Natural Gas Processing Unit at the Boaventura Energy Complex On May 4, the second module of the Natural Gas Processing Unit at the Boaventura Energy Complex, located in Itaboraí (RJ), began commercial operations. Together with the first module, inaugurated last year, the unit's total processing capacity reaches 21 MM m³/day. The Natural Gas Processing Unit at the Boaventura Energy Complex is part of Petrobras' Integrated Rota 3 Project, through which natural gas from production fields such as Tupi, Búzios, Sapinhoá, among others, is transported, generating three important products: Natural Gas, Liquefied Oil Gas, and C5+. "The commercial start-up of the two modules of the Natural Gas Processing Unit is yet another demonstration that Petrobras is committed to the country. Petrobras is reaffirming its strategy for the gas market while preserving the financial sustainability of an integrated project with high operational complexity." William França , chief Industrial Processes and Products Officer Production and Sales Report 2Q25 I 14 OPERATION RESULTS Atmospheric Emissions The monitoring of greenhouse gas (GHG) emission indicators encourages the adoption of practices and the development of projects aimed at reducing these gas emissions by the company, in alignment with the climate commitments disclosed in the 2025-2029 Business Plan, and the maximization of value generation in light of the risks and opportunities associated with the just energy transition towards a low-carbon economy. GHG Emissions O&G (million tons of CO2e): • First Half 2024: 21.5 • First Half 2025: 23.0 Operational GHG Emissions from Oil and Gas Activities The GHG – O&G indicator measures the operational emissions from oil and gas activities in isolation. Therefore, it does not include emissions arising from operations in the thermoelectric market. GHG – O&G emissions in the first half of 2025 amounted to 23 million tons, 1.5 million tons above the amount recorded in the same period of 2024. This increase of approximately 7% is primarily linked to the commissioning of new units, such as FPSOs Maria Quitéria, Duque de Caxias, Almirante Tamandaré, Alexandre de Gusmão, and the Itaboraí Natural Gas Processing Unit. Greenhouse Gas Emission Intensity (GHGI) 2024 1H25 E&P GHGI (kgCO2e/boe produced) 14.8 15.3 Refining GHGI (kgCO2e/CWT) 36.2 36.7 Methane Emissions Intensity (tCH4/thousand tHC) 0.20 0.23 E&P The result for the first half of 2025 represents an increase of 0.5 kgCO2e/boe compared to 2024, mainly impacted by the commissioning of FPSO Almirante Tamandaré and FPSO Alexandre de Gusmão. During the commissioning phase, which precedes the period of full production capacity and gas reinjection, the emission intensity per boe produced tends to be higher not only due to the need for operational tests but also higher volumes of gas flaring. This increase in emissions was mitigated by decarbonization actions implemented, such as the optimization of turbo-generator operations and the operationalization of FGRUs (Flaring Gas Recovery Units), a unit that recovers part of the gas that would be directed to the flare, returning it to the process. Production and Sales Report 2Q25 I 15 OPERATION RESULTS Refining The result for the first half of 2025, when compared to the year 2024, showed an increase of 0.5 kg CO2e/CWT, which represents approximately a 1% rise, a variation consistent with the effects of operational fluctuations. Greenhouse Gas Emission Intensity - Methane Methane has a specific metric due to its significantly high global warming potential in the short term. In the first half of 2025, the result showed an increase of 0.03 tCH4/thousand tHC compared to that recorded in 2024. This result was influenced by the commissioning of new units and the improvement in the identification and quantification of these emissions according to the guidelines of the OGMP 2.0 (Oil and Gas Methane Partnership) initiative, partially offset by actions to reduce gas losses in E&P. Petrobras launches a call for the selection of a manager for the Corporate Venture Capital Fund focused on energy transition and decarbonization, in partnership with BNDES and FINEP The Fund aims to invest in equity stakes in startups and micro, small, and medium-sized enterprises in Brazil that offer innovative business solutions in renewable energy, low-carbon energy, and decarbonization, seeking to accelerate Petrobras' positioning in the energy transition. Production and Sales Report 2Q25 I 16 EXHIBITS Exhibits EXHIBIT I - CONSOLIDATED SALES VOLUME Variation (%) Sales volume (Mbpd) 2Q25 1Q25 2Q24 1H25 1H24 2Q25 X 1Q25 2Q25 X 2Q24 1H25 X 1H24 Diesel 721 734 717 727 704 (1.8) 0.6 3.3 Gasoline 404 398 392 401 389 1.5 3.1 3.1 Jet Fuel 112 115 106 113 106 (2.6) 5.7 6.6 Naphtha 71 62 70 67 68 14.5 1.4 (1.5) Fuel oil 18 21 25 20 31 (14.3) (28.0) (35.5) LPG 225 205 219 215 209 9.8 2.7 2.9 Others 163 161 171 162 167 1.2 (4.7) (3.0) Oil products 1,714 1,696 1,700 1,705 1,674 1.1 0.8 1.9 Renewable, nitrogenous and others 5 6 6 6 6 (16.7) (16.7) − Petroleum 173 202 141 187 152 (14.4) 22.7 23.0 Natural gas 179 169 195 174 204 5.9 (8.2) (14.7) Total domestic market 2,071 2,073 2,042 2,072 2,036 (0.1) 1.4 1.8 Exports of petroleum, oil products and others 874 765 851 820 849 14.2 2.7 (3.4) Sales abroad 38 23 44 30 41 65.2 (13.6) (26.8) Total external market 912 788 895 850 890 15.7 1.9 (4.5) Grand total 2,983 2,861 2,937 2,922 2,926 4.3 1.6 (0.1) Production and Sales Report 2Q25 I 17 EXHIBITS EXHIBIT II - NET IMPORTS AND EXPORTS Variation (%) Thousand barrels per day (Mbpd) 2Q25 1Q25 2Q24 1H25 1H24 2Q25 X 1Q25 2Q25 X 2Q24 1H25 X 1H24 Net export (import) 526 490 547 509 525 7.3 (3.8) (3.0) Import 348 270 304 309 324 28.9 14.5 (4.6) Petroleum 134 131 168 133 166 2.3 (20.2) (19.9) Diesel 122 66 37 94 62 84.8 229.7 51.6 Gasoline 3 4 11 4 18 (25.0) (72.7) (77.8) Naphtha − − − − − − − − GLP 76 53 70 64 62 43.4 8.6 3.2 Other oil products 13 16 18 14 16 (18.8) (27.8) (12.5) Export 874 760 851 818 849 15.0 2.7 (3.7) Petroleum 690 551 651 621 650 25.2 6.0 (4.5) Fuel oil 161 162 137 162 151 (0.6) 17.5 7.3 Other oil products 23 47 63 35 48 (51.1) (63.5) (27.1) Increase in net exports due to the growth in oil exports, driven by higher oil production combined with a decrease in domestic market sales. This effect was partially offset by the increase in imports of oil products, mainly diesel, in preparation for the period of higher demand, and LPG, due to higher sales volumes in the second quarter. Production and Sales Report 2Q25 I 18 EXHIBITS EXHIBIT III - OIL EXPORTS (*) Country 2Q25 1Q25 2Q24 China 54% 36% 50% Europe 19% 27% 30% Latam 6% 0% 5% USA 8% 4% 5% Asia (Ex China) 12% 33% 9% South Africa 2% 0% 1% In 2Q25, China increased its share as a destination for Brazil's exports, partly driven by the new sanctions on Russia. Consequently, Brazilian exports to Europe and the rest of Asia, two other key markets for Brazilian oils, saw a decline. Latin America and the USA marginally increased their share. We also highlight the ongoing market development efforts for pre-salt oils, either through sales to new clients or by allocating new streams to existing customers, such as the first sale made to a refinery in South Africa. EXHIBIT IV - OIL PRODUCTS EXPORTS (*)1 Country 2Q25 1Q25 2Q24 Singapore 63% 53% 40% USA 28% 37% 50% Others 8% 9% 10% 1 (*) Refers to exports according to the physical criterion of departure from the Brazilian coast. Production and Sales Report 2Q25 I 19 GLOSSARY Glossary A ANEEL: The Agência Nacional de Energia Elétrica (Brazilian Electricity Regulatory Agency). Associated Gas Utilization Index (IUGA): percentage of the volume of associated gas used in relation to the total volume of associated gas produced. D Diesel-R: is an S-10 diesel with renewable content, an advanced biofuel. Diesel-R is produced from coprocessing of conventional diesel and vegetable oils using our proprietary HBIO™ technology. The renewable part of the resulting fuel (Hydrotreated Vegetable Oil or “HVO”) has the same structure as conventional diesel oil and reduces greenhouse gas emissions when compared to mineral diesel oil. Diesel S-10: is a medium oil product with a low sulphur content (10 ppm) used as fuel in vehicles with compression-ignites internal combustion engines (diesel cycle engines). E Exploration & Production (E&P): The segment covers the exploration, development and production of crude oil, NGL and natural gas in Brazil and overseas, mainly aiming to supply our domestic refineries. This segment also operates through joint ventures with other companies, including interests in foreign companies. F Fresh processed feedstock: the volume of oil processed in the distillation units, consisting of oil and C5+. FGRU: Flare Gas Recovery Unit (FGRU). It allows this gas to be returned for processing in the unit, avoiding its burning and the consequent emission of greenhouse gases. FPSO: Floating Production, Storage, and Offloading Unit. G Gas & Low Carbon Energy (G&LCE): The segment covers the logistics and commercialization of natural gas and electricity, the transportation and commercialization of LNG, the generation of electricity through thermoelectric plants, as well as the processing of natural gas. It also includes renewable energy businesses, low carbon services (carbon capture, utilization and storage) and the production of biodiesel and its products. GHG Emissions Intensity in E&P: GHG emissions, in terms of CO₂e, from E&P activities in relation to the total operated oil and gas production (wellhead) recorded in the same period. Scope 1 and 2 GHG emissions are considered. This indicator represents the rate of greenhouse gas emissions per unit of barrel of oil equivalent produced and is used to analyze the carbon performance of the assets in our current and future portfolio. Production and Sales Report 2Q25 I 20 GLOSSARY GHG Emissions Intensity in Refining: GHG emissions, in terms of CO₂e, from Refining activities in relation to the unit of activity called CWT (Complexity Weighted Tonne). The CWT represents a measure of activity, which takes into account both the effect of the load processed and the complexity of each refinery, allowing the potential for GHG emissions to be compared between refineries with different profiles and sizes. This indicator makes up the analysis of the carbon performance of the assets in our current and future portfolio. L LNG regasification: operational volume of LNG that has been regasified and made available by Petrobras to the market at the exit of the LNG terminals, converted to the reference PCS of 9400 kcal/m³. Volumes that have been transferred from methane ships to regasification ships but have not yet been regasified are not included in this measure. M Mboed: Thousand barrels of oil equivalent per day Mbpd: Thousand barrels per day Methane Emissions Intensity: The indicator uses the IOGP metric, which represents the ratio between methane emissions and total operated hydrocarbon production. N National gas delivery: operational volume of processed natural gas (dry), of national origin (onshore or offshore), made available by Petrobras to the market at the exit of the natural gas processing units, converted to the reference PCS of 9400 kcal/m³. It includes both gas from Petrobras' own production and gas purchased from partners. It does not include the volumes of gas belonging to agents who directly contract the processing service at the units. NGL: Natural Gas Liquids, the liquid resulting from the processing of natural gas and containing the heaviest gaseous hydrocarbons. NGL processed feedstock: the volume of NGL processed in refining units. R Reference feedstock: maximum sustainable feedstock of oil reached in the distillation units at the end of the period, respecting the design limits of the equipment and the requirements of safety, the environment and product quality. It is less than the capacity authorized by the ANP (including temporary authorizations) and environmental agencies. Refining, Transportation and Marketing (RTM): The segment covers refining, logistics, transportation, acquisition and export of crude oil, as well as trading in oil products in Brazil and abroad. This segment also includes petrochemical operations (involving interests in petrochemical companies in Brazil) and fertilizer production. Production and Sales Report 2Q25 I 21 GLOSSARY S Sale of Thermal Availability at Auction (average MW): the volume that the thermoelectric generating agent undertakes to make available to the electricity system to meet the plant's eventual needs, i.e. regardless of its effective generation. In contracts for the Commercialization of Energy in the Regulated Environment by Availability, the generating agent receives a fixed portion, associated with the capacity made available to the electrical system, and a variable portion, associated with the effective generation of energy from the plant. T Total commercial production: Production of oil, NGL and commercial natural gas (excluding the volume of natural gas reinjected and not marketed). Total distillation feedstock: the feedstock of distillation units, consisting of oil, C5+, residues and reprocessing, including terminals. Total operated production: Production from a gas or oil field, including Petrobras' interest and the interest of partners. Total production: Production of oil, NGL and natural gas (takes into account the volume of natural gas reinjected and not sold). Total utilization factor of the refining park: percentage utilization of the refining park in relation to its reference feedstock. It takes into account all the cargo in the distillation units, consisting of oil, C5+, residues, reprocessing, including terminals. Tupi Asset: includes the area of the Tupi Shared Reservoir and the Iracema Area. V VLSFO: Very Low Sulfur Fuel Oil. Petrobras | Investor Relations www.petrobras.com.br/ir

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer